Formation

PROCESSED
JAN 12 2006 E
THOMSON
FINANCIAL
RECEIVED

06010107

oration
stings Street
V6C 2W2
682-6205
p.com

82-2183

SUPPL

Poll Reveals Strong Local Support for Idaho Cobalt Project

Vancouver, B.C., December 12, 2005 – Formation Capital Corporation (Formation, FCO-TSX) announced today that its wholly owned subsidiary, Formation Capital Corporation, U.S., headquartered in Salmon, ID, reported that Lemhi County residents overwhelmingly support a proposed new, multi-million dollar underground cobalt mine 40 miles west of Salmon, according to a recent survey of Lemhi County registered voters. Details of the survey, conducted by nationally respected survey firm – Moore Information of Portland, Oregon – were shared with Lemhi County Commissioners today.

The Idaho Cobalt Project would produce America's only domestic supply of cobalt, a critical metal important to modern technology in ways ranging from hybrid automobiles to reducing pollution by assisting in the production of cleaner burning fuels. Once operational, the mine will employ 150 highly-paid workers and will generate a $9.5 million annual payroll. The mine will pay more than $8 million in local, state and federal taxes annually.

Mr. Bill Scales, President of Formation Capital Corporation, U.S., the company developing the project, reported to the Commissioners that "We are extremely gratified by the level of public support for the Idaho Cobalt Project and we are committed to developing an environmentally sensitive mine that will not disturb groundwater or nearby streams. Cobalt is truly a 'green metal' and we are planning a mine that will produce this strategic metal in a way that will strengthen Idaho and the nation."

The telephone survey consisted of 300 interviews among a representative sample of Lemhi county residents 18 years and older, with a margin of error of plus or minus 5%. Some highlights included the fact that economy and jobs was the single most important issue on the mind of Lemhi county residents; some 43% saw agriculture as the most important county industry, double that of the 21% who cited tourism; 69% of those questioned considered mining to be important to the area with 24% saying it wasn't important.

The survey also indicated that 68% were aware of the Idaho Cobalt Project and of those aware of it, it was favored by a margin of 77% to 7%. Additionally, of those aware 73% believed the mine could be operated in an environmentally sound way as claimed by the project sponsors, while 9% doubted the claim and 18% said they did not know.

Finally, after being read a set of facts about the project, those favoring the project jumped to 84% with opposition dropping to 6%.

Lemhi County Commissioners were also presented with a draft of a proposed "Good Neighbor Policy" from the company as an added expression of the company's determination to work closely with the community in all stages of the project's development and its operation.

"We hope the Commissioners and the community recognize how committed we are to doing this project correctly and to working closely with the community to alleviate any concerns anyone may have," said Scales.

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...(cont.)

As a footnote, Scales pointed out that Moore Information, the survey firm that conducted the research project, has extensive national and Idaho experience. The firm has conducted research recently in Idaho for, among others, the Idaho Conservation League and has polled extensively in the past for current Idaho politicians.

Formation Capital Corporation, U.S. is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The parent company, Formation Capital Corporation, trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.